NOTICE


COMPANHIA SIDERURGICA NACIONAL, a joint stock company, with headquarters at Rua Lauro Muller, no. 116, 36th floor, at the City of Rio de Janeiro, RJ, enrolled with the National Roll of Juridical Persons under No. 33.042.730/0001-04, informs that its subsidiary CSN Panama, S.A. will acquire the control of Tangua Incorporated, a joint stock company established pursuant to the laws of the Republic of Panama, and, consequently, will be the indirect controller of Companhia Siderurgica Nacional, LLC, a company that, in July 2001, acquired the assets and liabilities of the North American Heartland Steel Inc. steel plant.

This operation includes the disbursement, by CSN Panama, S.A., of US$175,000,000.00 (one-hundred-seventy-five million American dollars) and is subject to approval by the American regulatory authorities.

                          Rio de Janeiro, July 15, 2003

                               Benjamin Steinbruch
                      Investor Relations' Executive Officer